UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEXEON MEDSYSTEMS INC

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65342G 10

(CUSIP Number)

Micheal K. Hair, P.C.

7407 East Ironwood Court

Scottsdale, Arizona 85258

Phone: 480-443-9657

Fax: 480-443-1908

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342G 104	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosellini Scientific, LLC; EIN 20-3469152
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Rosellini Scientific, LLC - State of Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,543,807
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,543,807

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,543,807
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) Rosellini Scientific, LLC - CO

(1)   Based upon 21,030,453 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2016 as filed with the SEC on November 21, 2016.

CUSIP No. 65342G 104	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Rosellini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION William Rosellini - United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,979,000
	8.	SHARED VOTING POWER 12,543,807
	9.	SOLE DISPOSITIVE POWER 2,979,000
	10.	SHARED DISPOSITIVE POWER 12,543,807

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,522,807
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.8% (1)
14.	TYPE OF REPORTING PERSON (see instructions) William Rosellini - IN

(1)   Based upon 21,030,453 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2016 as filed with the SEC on November 21, 2016.

CUSIP No. 65342G 104	13D	Page 4 of 8 Pages

Explanatory Note:

This Amendment No. 2 to Schedule 13D is being filed to report recent transactions and is being jointly filed by William Rosellini and Rosellini Scientific LLC (each a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Act”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 7.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D

Except as may be otherwise indicated in any future filings with the SEC by either of the Reporting Persons, each Reporting Person intends to continue to fulfill such Reporting Person’s obligations under Section 13(d) of the Act by filing amendments to this joint Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided by Rule 13d-1(k) promulgated under the Act.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Nexeon MedSystems Inc, a Nevada corporation (the “Company” or the "Issuer"). The address of the principal executive office of the Issuer is 1708 Jaggie Fox Way, Lexington, Kentucky 40511. The Company was formed on December 7, 2015. On February 16, 2016, the Company merged with Nexeon MedSystems, Inc. (“NXDE”), a Delaware corporation. The Company, a Nevada corporation, was the surviving entity.

Item 2.  Identity and Background.

Rosellini Scientific, LLC, a Texas limited liability company, hereinafter referred to as “RS,” is wholly-owned by Mr. Rosellini and functions as the personal holding of Mr. Rosellini. Mr. Rosellini is the Chief Executive Officer and a Director of the Company. Mr. Rosellini is the sole member and manager of RS. Mr. Rosellini has the power to vote and dispose of the shares held by RS. Mr. Rosellini is a citizen of the United States. The address of the principal offices of RS and Mr. Rosellini is 1708 Jaggie Fox Way, Lexington, Kentucky 40511.

RS acquires interests in other companies in exchange for RS assets. RS will not acquire any such interests in the future that are not first offered to the Company and voted on by the Company’s Board of Directors with Mr. Rosellini abstaining. In addition, RS is the source of Federal and State Grants all of which benefit and provide funding to the Company.

During the last five years, neither RS nor Mr. Rosellini (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 65342G 104	13D	Page 5 of 8 Pages

Item 3.  Source or Amount of Funds or Other Consideration

Contribution Agreement

On January 2, 2016, the Company entered into a Contribution Agreement with RS and its wholly-owned subsidiary Belltower Associates, LLC (collectively referred to as “RS”). Under this agreement, the Company issued 13,200,000 shares of its common stock in return for, among other consideration:

i.	RS’s agreement to an assignment (subject to regulatory transfer approval) to the Company of Phase II, should it be granted, of the Federal NIH/SBIR awarded Grant #1R44HL129870-01;

ii.	1,675,000 shares of common stock of Nuviant Medical, Inc., a Nevada corporation (“Nuviant”);

iii.	167 shares of common stock of MicroTransponder Inc., a Delaware corporation; and

iv.	175 shares of common stock of Telemend Medical, Inc., a Delaware corporation. (Telemend Medical Inc. changed its name to Emeritus Clinical Solutions, Inc. in August 2016.)

The total shares beneficially owned by RS, as disclosed herein, is less than the total that has been issued to RS because RS has subsequently divested itself of a number of these shares through certain transactions. The total number of shares beneficially owned by RS as of September 5, 2016 was 12,741,307.

Pursuant to a Contribution Agreement, any compensation paid by the Company for Mr. Rosellini’s services will be made directly to RS.

Rosellini Scientific Debt Conversion Agreements

On September 15, 2016, pursuant to debt conversion agreements, RS converted (i) a $150,000 loan into 158,500 shares of the Company’s common stock and (ii) $18,000 of debt for services provided to RS into 39,000 shares of the Company’s common stock. Subsequent to such transactions, the total number of shares of the Company’s common stock owned by RS as of September 15, 2016 was 12,543,807.

William Rosellini Patent Agreements

Patent License Agreement

On September 29, 2016, William Rosellini (“Licensee”), entered into a patent license agreement (the “License Agreement”) with Magnus IP GmbH, incorporated and existing under the laws of Germany (“Magnus” or “Licensor”). Pursuant to the terms of the License Agreement, Magnus granted to Mr. Rosellini, and his “Affiliates” (an entity that Mr. Rosellini has ownership, directly or indirectly, of 50% or more of the voting equity of such entity), a non-exclusive, non-transferable, non-assignable without the right to sublicense worldwide license under the Licensed Patents (described below), to make, have made, use, import, export, distribute, sell, offer for sale, develop and advertise Licensed Products (described below), hereinafter referred to as the “Siemens Patents.”“Licensed Patents” means (i) the Patents listed on the Exhibit A to the License Agreement filed as part of Exhibit 10.1 to the Company’s Form 8-K Current Report filed with the SEC on December 20, 2016; (ii) all divisions, continuations, continuations-in-part, reissues and reexaminations or extensions of the Patents listed in (i) (whether U.S. or foreign); and (iii) no others. Licensed Patents does not include any patents owned or controlled by any Affiliate of Licensor.

CUSIP No. 65342G 104	13D	Page 6 of 8 Pages

“Licensed Products” means any medical device, system, or method designed, developed, marketed, and sold by Licensee that, in the absence of the License Agreement, would infringe at least one claim of the Licensed Patents.

Patent License Asset Purchase Agreement

On December 15, 2016, pursuant to the terms of the License Agreement, Mr. Rosellini sold, assigned and transferred any and all of his right, title and interest in and to the License owned by him related to the Siemens Patents to the Company pursuant to the Patent License Asset Purchase Agreement (the “Purchase Agreement”) filed as Exhibit 10.1 to the Company’s Form 8-K Current Report filed with the SEC on December 20, 2016. A copy of the License Agreement is attached to the Purchase Agreement as Exhibit A. As consideration for the transfer of the Siemens Patents and the License related thereto, the Company paid to Mr. Rosellini the sum of $3,119,000 in the form of $140,000 in cash and 2,979,000 shares of the Company’s restricted Common Stock.

Subsequent to such transactions, the total number of shares of the Company’s common stock owned by Mr. Rosellini as of December 15, 2016 was 12,543,807 shares held jointly with RS and 2,979,000 shares held by Mr. Rosellini individually, for a total of 15,522,807 shares.

Item 4.  Purpose of Transaction.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

The purpose of the Reporting Persons in acquiring the securities of the Company is long-term investment.

The foregoing description of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement, which is incorporated by reference to the Issuer’s Form 10-12G filed with the SEC on July 6, 2016.

The foregoing descriptions of the Patent License Agreement and Patent License Asset Purchase Agreement (the “Patent Agreements”) are qualified in their entirety by reference to the Patent Agreements, which are incorporated by reference to the Issuer’s Form 8-K Current Report filed with the SEC on December 20, 2016.

Item 5.  Interest in Securities of the Issuer.

1,	The aggregate percentage of shares of Common Stock reported owned by each Reporting Person named herein is based upon 21,030,453 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2016 as filed with the SEC on November 21, 2016.+

2.	On January 2, 2016, the Company entered into a Contribution Agreement with RS. Pursuant to the Contribution Agreement, the Company issued 13,200,000 shares of its Common Stock in return for certain consideration as described in Item 3 above. The total shares beneficially owned by RS, as disclosed herein, is less than the total that has been issued to RS because RS has subsequently divested itself of a number of these shares through certain transactions.

3.	On September 15, 2016, pursuant to debt conversion agreements, RS converted (i) a $150,000 loan into 158,500 shares of the Company’s common stock and (ii) $18,000 of debt for services provided to RS into 39,000 shares of the Company’s common stock.

4.	On December 15, 2016, pursuant to the terms of the Patent License Asset Purchase Agreement (the “Purchase Agreement”), as consideration for the transfer of the Siemens Patents and the License related thereto, the Company issued to Mr. Rosellini 2,979,000 shares of the Company’s restricted Common Stock.

CUSIP No. 65342G 104	13D	Page 7 of 8 Pages

(a)	The following sets forth the aggregate number and percentage of the Common Stock of the Issuer for each Reporting Person:

(i)	Rosellini Scientific LLC (“RS”):

As of the date of this filing, RS beneficially owned 12,543,807 shares of Common Stock of the Company.

Percentage: 59.7%

(ii)	William Rosellini:

As of the date of this filing, Mr. Rosellini beneficially owned 15,522,807 shares of Common Stock of the Company.

Percentage: 73.8%

(b)	The following sets forth the the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for each Reporting Person:

(i)	Rosellini Scientific LLC (“RS”):

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,543,807
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,543,807

(ii)	William Rosellini:

1. Sole power to vote or direct vote: 2,979,000
2. Shared power to vote or direct vote: 12,543,807
3. Sole power to dispose or direct the disposition: 2,979,000
4. Shared power to dispose or direct the disposition: 12,543,807

(c)	Other than as set forth above, during the past 60 days neither RS nor Mr. Rosellini has effected any transactions in the Common Stock of the Company.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Company held by each Reporting Person.

(e)	Not applicable.

CUSIP No. 65342G 104	13D	Page 8 of 8 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 above is incorporated by reference into Item 6.

Item 7.  Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement by and between the Reporting Persons
99.2	Contribution Agreement between the Company and Rosellini Scientific, LLC dated January 2, 2016 (incorporated by reference to Exhibit 10.02 of the Issuer’s Form 10-12G filed with the SEC on July 6, 2016)
99.3	Patent License Asset Purchase Agreement between the Company and William Rosellini dated December 15, 2016 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K Current Report filed with the SEC on December 20, 2016)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

ROSELLINI SCIENTIFIC, LLC

Date: January 9, 2017	/s/ William Rosellini
William Rosellini
Sole Member and Manager

/s/ William Rosellini
William Rosellini, Individually